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SECU 10031193 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51876 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT RESOURCES INVESTMENT CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE PLACE
(No. and Street)

| PEABODY | MA | 01960 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES PHILLIPS (800) 846-3276
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

| PMB 335, 123 NASHUA RD, UNIT 17 | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JAMES PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT RESOURCES INVESTMENT CORPORATION, as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


PATRICK P. McGINN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 13, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## FINANCIAL STATEMENT

## JUNE 30, 2010

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371


## Independent Auditor's Report

To the Board of Directors of
Retirement Resources Investment Corporation
Peabody, Massachusetts

I have audited the accompanying statement of financial condition of Retirement Resources Investment Corporation (the Company) as of June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Retirement Resources Investment Corporation as of June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 12, 2010

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2010

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 35,598 |
| Receivables from broker-dealers and clearing organizations | 40,104 |
| Other receivables | 1,088 |
| Prepaid expenses | 3,805 |
| Deposit with clearing organization | 15,000 |
| Other deposits | 10,000 |
| Furniture and equipment at cost, less, accumulated depreciation of $22,279 | 1,009 |
| Investment account | 68,802 |
| Total assets | $ 175,406 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 16,511 |
| Sub-lease deposit | 1,645 |
| Total liabilities | 18,156 |
| Stockholder's equity: | |
| Common stock, no par value, shares authorized 200,000; 10,000 issued and outstanding shares | 1,000 |
| Additional paid-in capital | 55,880 |
| Retained earnings | 100,370 |
| Total stockholder's equity | 157,250 |
| Total stockholder's equity and liabilities | $ 175,406 |

The accompanying notes are an integral part of these financial statements.

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## NOTES TO FINANCIAL STATEMENT

## JUNE 30, 2010

### NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was incorporated in Massachusetts on April 15, 1999. It serves as a broker/dealer in securities and provides retirement services to its clients.

**Fixed Assets**

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Compensated Absences**

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

### NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns.

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## NOTES TO FINANCIAL STATEMENT (Continued)

## JUNE 30, 2010

### NOTE 3- 401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code.

### NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $105,145 at June 30, 2010, this exceeded required net capital of $5,000 by $100,145. The ratio of aggregate indebtedness to net capital at June 30, 2010 was 17.3%.

### NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. Approximate future minimum lease payment of all non-cancelable operating leases for the next year is as follows:

| | |
|---|---|
| 2011 | $ 24,933 |
| 2012 | 27,979 |
| 2013 | 28,829 |
| 2014 | 29,679 |
| 2015 | 30,529 |
| Total | $141,949 |

A portion of the Company's leased office space is subleased to an unrelated party under a noncancelable lease that expires at the same time in 2015 as the Company's lease. The Company's lease expense will be offset by payments due under the sublease as follows:

| Year Ending June 30, | Amount |
|---|---|
| 2011 | $ 11,220 |
| 2012 | 12,591 |
| 2013 | 12,973 |
| 2014 | 13,356 |
| 2015 | 13,738 |
| Total | $ 63,878 |

## NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED JUNE 30, 2010

SCHEDULE I

RETIREMENT RESOURCES INVESTMENT CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2010

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 157,250 |
| Total nonallowable assets from statement of financial condition | (50,729) |
| Net capital before haircuts on securities positions | 106,521 |
| Haircuts on securities | (1,376) |
| Net capital | $ 105,145 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 18,156 |
| Total aggregate indebtedness | $ 18,156 |
| Percentage of aggregate indebtedness to net capital | 17.3% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 1,210 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 100,145 |
| Excess net capital at 1000% | $ 103,329 |

There were no material differences between the audited and unaudited computation of net capital.

## SCHEDULE II

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## JUNE 30, 2010

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

## SCHEDULE III

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## JUNE 30, 2010

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

## SCHEDULE IV

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## JUNE 30, 2010

Retirement Resources Investment Corporation is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sec. 240.17a-3 and Sec. 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.